UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Enstar Group Limited
(Name of Issuer)

Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)

G3075 P101
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3075 P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 773,556
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,350,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7% (a)
12	TYPE OF REPORTING PERSON PN

(a)
Represents percentage of 13,858,810 outstanding voting ordinary shares of Enstar Group Limited (“Enstar”) as of November 5, 2012 as disclosed in Enstar's Form 10-Q for the quarterly period ended September 30, 2012.

CUSIP No.	G3075 P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident Capital V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 773,556
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,350,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7% (a)
12	TYPE OF REPORTING PERSON PN

(a)	Represents percentage of 13,858,810 outstanding voting ordinary shares of Enstar as of November 5, 2012 as disclosed in Enstar's Form 10-Q for the quarterly period ended September 30, 2012.

CUSIP No.	G3075 P101

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident V Parallel Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 542,505
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 542,505
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,505
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0% (a)
12		TYPE OF REPORTING PERSON PN

(a)	Represents percentage of 13,858,810 outstanding voting ordinary shares of Enstar as of November 5, 2012 as disclosed in Enstar's Form 10-Q for the quarterly period ended September 30, 2012.

CUSIP No.	G3075 P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident V Professionals Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 33,939
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 33,939
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,939
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (a)
12	TYPE OF REPORTING PERSON PN

(a)	Represents percentage of 13,858,810 outstanding voting ordinary shares of Enstar as of November 5, 2012 as disclosed in Enstar's Form 10-Q for the quarterly period ended September 30, 2012.

CUSIP No.	G3075 P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,350,000
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7% (a)
12	TYPE OF REPORTING PERSON OO

(a)	Represents percentage of 13,858,810 outstanding voting ordinary shares of Enstar as of November 5, 2012 as disclosed in Enstar's Form 10-Q for the quarterly period ended September 30, 2012.

CUSIP No.	G3075 P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPC Management Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,316,061
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,061
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5% (a)
12	TYPE OF REPORTING PERSON OO

(a)	Represents percentage of 13,858,810 outstanding voting ordinary shares of Enstar as of November 5, 2012 as disclosed in Enstar's Form 10-Q for the quarterly period ended September 30, 2012.

CUSIP No.	G3075 P101

ITEM 1(a)	NAME OF ISSUER:

Enstar Group Limited (the “Company”)

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

18 Queen Street, Windsor Place
3rd Floor, P.O. Box HM 2267
Hamilton, HM JX Bermuda

ITEM 2(a)	NAME OF PERSON FILING:

Trident V, L.P.
Trident Capital V, L.P.
Trident V Parallel Fund, L.P.
Trident V Professionals Fund, L.P.
Stone Point Capital LLC
SPC Management Holdings LLC

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For:
Trident V, L.P.
Trident Capital V, L.P.
Trident V Parallel Fund, L.P.
Trident V Professionals Fund, L.P.
SPC Management Holdings LLC
c/o Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830

For:
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830

ITEM 2(c)	CITIZENSHIP:

Trident V, L.P. – Cayman Islands
Trident Capital V, L.P. – Cayman Islands
Trident V Parallel Fund, L.P. – Cayman Islands
Trident V Professionals Fund, L.P. – Cayman Islands
Stone Point Capital LLC – United States
SPC Management Holdings LLC – United States

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

CUSIP No.	G3075 P101

ITEM 2(e)	CUSIP NO.:

G3075 P101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The information in items 5 through 9 and item 11 on the cover pages (and the footnotes thereto) to this Schedule 13G/A is hereby incorporated by reference.

The sole general partner of Trident V, L.P. (“Trident V”) is Trident Capital V, L.P. (“Trident V GP”).  As the general partner, Trident V GP holds voting and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident V.  Pursuant to certain management agreements, Stone Point Capital LLC ("Stone Point") and its subsidiary SPC Management Holdings LLC have received delegated authority from Trident V GP relating to Trident V, including the authority to exercise voting rights of Ordinary Shares on behalf of Trident V, except with respect to any portfolio investment where Trident V controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident V without first receiving direction from the Investment Committee of Trident V GP or a majority of the general partners of Trident V GP.  The management agreements do not delegate any power with respect to the disposition of Ordinary Shares held by Trident V.

The sole general partner of Trident V Parallel Fund, L.P (“Trident V Parallel”) is Trident Capital V-PF, L.P. (“Trident V Parallel GP”).  As the general partner, Trident V Parallel GP holds voting and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident V Parallel.  Pursuant to certain management agreements, Stone Point and its subsidiary SPC Management Holdings LLC have received delegated authority from Trident V Parallel GP relating to Trident V Parallel, including the authority to exercise voting rights of Ordinary Shares on behalf of Trident V Parallel, except with respect to any portfolio investment where Trident V Parallel controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident V Parallel without first receiving direction from the Investment Committee of Trident V Parallel GP or a majority of the general partners of Trident V Parallel GP.  The management agreements do not delegate any power with respect to the disposition of Ordinary Shares held by Trident V Parallel.

The sole general partner of Trident V Professionals Fund, L.P. (“Trident V Professionals”) is Stone Point GP Ltd. (“Trident V Professionals GP”).  As the general partner, Trident V Professionals GP holds voting and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident V Professionals.  The manager of Trident V Professionals is Stone Point.  In its role as manager, Stone Point has authority delegated to it by Trident V Professionals GP to exercise voting rights of Ordinary Shares on behalf of Trident V Professionals but does not have any power with respect to disposition of Ordinary Shares held by Trident V Professionals.  For any portfolio investment where Trident V Professionals controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident V Professionals without first receiving direction from the Investment Committee of Trident V Professionals GP or a majority of the shareholders of Trident V Professionals GP.

CUSIP No.	G3075 P101

The general partners of each of Trident V GP and Trident V Parallel GP are five single member limited liability companies that are owned by individuals who are members of Stone Point (Charles A. Davis, Meryl D. Hartzband, James D. Carey, David J. Wermuth and Nicolas D. Zerbib).  There are four shareholders of Trident V Professionals GP, each with an equal ownership interest, and they are Messrs. Davis, Carey and Wermuth and Ms. Hartzband.

Each of the single member limited liability companies (and the related individuals) that is a general partner of Trident V GP, Trident V Parallel GP and Trident V Professionals GP (collectively, the “GPs”) has disclaimed beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident V, Trident V Parallel and Trident V Professionals (the “Partnerships”), except to the extent of their individual pecuniary interest therein.  The individual members of Stone Point and shareholders of Trident V Professionals GP each has also disclaimed beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by the Partnerships.  This report shall not be construed as an admission that such persons are the beneficial owners of Ordinary Shares for any purpose.

The limited partnership agreements of each of the Partnerships have the effect of conferring dispositive power over securities held by the Partnerships to Trident V, L.P. and its general partner, Trident Capital V, L.P.  Pursuant to certain management agreements, Stone Point and/or its subsidiary SPC Management Holdings LLC have received delegated authority by the GPs to exercise voting rights of Ordinary Shares on behalf of the Partnerships but neither Stone Point nor its subsidiary has any power with respect to disposition of Ordinary Shares held by the Partnerships.

Trident V, Trident V Professionals and Trident V Parallel are parties to an assignment agreement, dated as of April 28, 2012, pursuant to which they have assumed certain rights and obligations of J. Christopher Flowers under a registration rights agreement, dated as of January 31, 2007, by and among the Company and certain of its shareholders (the “Registration Rights Agreement”).  The Registration Rights Agreement is filed as Exhibit 10.1 of the Company’s Form 8-K12B filed with the Securities and Exchange Commission on January 31, 2007.

CUSIP No.	G3075 P101

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Exhibit A.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

(a)	Not applicable.

(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	G3075 P101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2013

TRIDENT V, L.P.
By:	Trident Capital V, L.P., its sole general partner
By:	DW Trident V, LLC, a general partner

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Member

TRIDENT CAPITAL V, L.P.
By:	DW Trident V, LLC, a general partner

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Member

STONE POINT CAPITAL LLC

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Senior Principal

TRIDENT V PROFESSIONALS FUND, L.P.
By: Stone Point GP Ltd., its sole general partner

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Secretary

TRIDENT V PARALLEL FUND, L.P.
By:	Trident Capital V-PF, L.P., its sole general partner
By:	DW Trident V, LLC, a general partner

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Member

SPC MANAGEMENT HOLDINGS LLC

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Senior Principal